UNITED STATES
                          SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON, DC  20549




                                     SCHEDULE 13D

                               (Amendment No.        )*


                           Conservation Anglers Mfg., Inc.
_____________________________________________________________________________
                                   (Name of Issuer)


                                    Common Stock
_____________________________________________________________________________
                           (Title of Class of Securities)


                                        None
_____________________________________________________________________________
                                   (CUSIP Number)

                                      Sara Lam
                               11863 Wimbledon Circle
                                     Suite #418
                                Wellington, FL 33414
                                   (561) 389-6725
_____________________________________________________________________________
                    (Name, Address and Telephone Number of Person
                  Authorized to Receive Notices and Communications)


                                  October 30, 2000
_____________________________________________________________________________
               (Date of Event Which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b)(3) or (4), check the following box. / /

          Note. Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1 (a) for other parties to whom copies are to be sent.

                            (Continued on following pages)

                                  (Page 1 of 4 Pages)


__________________________________

     (1) The remainder of this cover page shall be filed out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this coverage page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                          SCHEDULE 13D

CUSIP No.     None                           Page   2   of    4   Pages
          ____________                            _____     _____
_____________________________________________________________________________

 1   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Sara Lam

_____________________________________________________________________________

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a)  / /
                                                            (b)  / /
_____________________________________________________________________________

3    SEC USE ONLY

_____________________________________________________________________________

4    SOURCE OF FUNDS*
     PF
_____________________________________________________________________________

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM
     2(d) or 2(e)                                                / /
_____________________________________________________________________________

6    CITIZENSHIP OR PLACE OF ORGANIZATION

     USA
_____________________________________________________________________________

NUMBER OF         7    SOLE VOTING POWER
SHARES                 1,175,000
BENEFICIALLY      8    SHARED VOTING POWER
OWNED BY               0
EACH              9    SOLE DISPOSITIVE POWER
REPORTING              1,175,000
PERSON WITH      10    SHARED DISPOSITIVE POWER
                       0
_____________________________________________________________________________

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     1,175,000

_____________________________________________________________________________

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                             / /
_____________________________________________________________________________

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     23.5% (1)
_____________________________________________________________________________

14   TYPE OF REPORTING PERSON*

     IN
_____________________________________________________________________________

                        *SEE INSTRUCTIONS BEFORE FILLING OUT!

(1) Calculated based upon the 5,000,000 outstanding shares of Common Stock of the Issuer on October 30, 2000.

ITEM 1. Security and Issuer.

        This statement relates to the Common Stock, par value $.0001 per share ("Common Stock") issued by Conservation Anglers Mfg., Inc., a Delaware corporation (the "Company"), whose principal executive offices are located at 11863 Wimbledon Circle, Suite #418, Wellington, FL 33414.

ITEM 2. Identity and Background.

        This statement is filed by Sara Lam, an individual whose address is 11863 Wimbledon Circle, Suite #418, Wellington, FL 33414.

       Sara Lam, skin care specialist, Macy's, Palm Beach City Place, Florida
USA.

       The Reporting Person has not, during the last five (5) years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

        The Reporting Person is a USA citizen.

ITEM 3. Source and Amount of Funds or Other Considerations.

        The shares were issued to the Reporting Person who was a shareholder of Conservation Anglers Manufacturing, Inc., a Florida corporation, which was merged into the Company in October 2000 and the Company subsequently changed its name to Conservation Anglers Mfg., Inc. As a result of entering into an, Acquisition Agreement and Plan of Merger, the Company acquired from all of the shareholders of Conservation Anglers Manufacturing, Inc. all of the issued and outstanding shares of Conservation Anglers Manufacturing, Inc. in return for 4,700,000 shares of the authorized but unissued shares of the Company.

ITEM 4, Purpose of Transaction.

        The purpose of the transaction in the stock is for the control of the Company. The Reporting Person may make purchases of Common Stock from time to time and may acquire or dispose of any or all of the shares of Common Stock held by him at any time. The Reporting Person has no plans or proposals which relate to, or could result in any of the matters referred to in Paragraphs
(b) through (j), of Item 4 of Schedule 13D.

ITEM 5. Interest in Securities of the Issuer.

        As of the date hereof, the Reporting Person beneficially owns 1,175,000 shares of the Company's Common Stock, comprising approximately 23.5% of the shares outstanding. The percentage used herein is calculated based upon the 5,000,000 shares of Common Stock of the Company stated by the Company as issued and outstanding as of October 30, 2000, as stated in the Form 8K, Acquisition Agreement and Plan of Merger, Section 4.2 and after giving effect to the return and cancellation of 4,700,000 shares issued to FS Capital Markets Group Inc. and the issuance of 4,700,000 shares to the shareholders of Conservation Anglers Manufacturing, Inc. in connection with the merger as described in Item 2 of the Form 8K, dated September 14, 2000. The Reporting Person has sole voting power and sole dispositive powers of 1,175,000 shares. The Reporting Person has not effected any other transaction in the shares of the Common Stock.

ITEM 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

        None.

ITEM 7. Materials to be Filed as Exhibits.

        None.


                                      SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  November 23, 2000



                                              /s/ Sara Lam
                                              _________________________
                                              Sara Lam